Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(File No. 333-259027)

This filing relates to the proposed merger involving MCAP Acquisition Corporation and AdTheorent Holding Company, LLC (“AdTheorent”) pursuant to the terms of that certain Business Combination Agreement, dated as of July 27, 2021.

The following is a transcript of a fireside chat between Jim Lawson, AdTheorent’s CEO, and John Roy, Managing Director at Water Town Research LLC, held on December 20, 2021.

John Roy:

Well, good morning investors. I am John Roy, Managing Director here at Water Tower Research. And Jim, good to see you again. I know this is our third fireside chat, but for anybody listening in for the first time, it probably makes sense to give a brief overview.

James Lawson:

Great. Thanks, John. It’s good to be here again. As a reminder, I’m Jim Lawson. I’m the CEO of AdTheorent. I appreciate the opportunity to tell you a bit about what we’re doing. AdTheorent is a programmatic demand side platform, or DSP, which uses machine learning and data science to predict which advertising media impressions of the billions available for ad placement at any given moment, are most likely to drive actual business outcomes for our digital advertiser customers. We do this in a way that is privacy forward, less focused on targeting users than predicting the performance of media opportunities.

Most of the commonly used ad targeting approaches today are premised on having access to user IDs or user segments or profiles. Advertisers choose AdTheorent because we enable their media investments to drive actual business results for them. Our ML platform identifies impressions with the highest likelihood of converting on a client’s desired action, whether an online action or a physical world action, such as store visitation.

AdTheorent predictive targeting is not reliant upon third party data licenses, cookies, device IDs, or any of the new unified or individualized IDs being discussed in the market right now. We are not dependent on them to target effectively. We work with the most sophisticated data driven advertisers in the world, advertisers who know digital and expect their digital campaigns to drive business results for them. The sophistication of our machine learning technology, and capabilities, enables us to drive better results for our customers, better ROI and better conversion on their KPIs and that’s what has driven our success over the last decade plus.

John Roy:

Great, I appreciate that overview. So let’s dive right in. Last time, we spent about 20 minutes talking about CTV and the opportunity you have in front of you there. It’s pretty interesting stuff. So at the end of that chat, you mentioned some of the other growth opportunities that are going to help drive your future. I was hoping to dig though into those a little bit more. Can you remind me what those are?

James Lawson:

Yes, absolutely. We couldn’t be more excited about 2022 and this next chapter for AdTheorent, we have a huge opportunity for growth in the coming year. As you mentioned, we talked about CTV last time, so I won’t say too much about that today, other than reiterate that it’s a huge opportunity for us. Our third quarter CTV revenue grew close to 300% year-over-year with minimal investment. We believe that our competitive advantage translates well to CTV and we are forecasting more than 240% CTV revenue growth year-over-year in 2021.

We are equally excited about some of our other growth opportunities within the context of broader programmatic market growth. First, top customers of AdTheorent are thirsty for privacy forward solutions. We believe AdTheorent is a pioneer of a new method of ad targeting that performs well and respects user privacy. Second, we believe each vertical represents a discrete business opportunity for our capabilities. And as we invest in new capabilities unique to different verticals, especially capabilities which allow us to drive customer KPIs and prove our value, we see a rapid uptick in demand. We have seen that with our investments in pharma and BFSI (Banking, Financial Services and Insurance). We are excited to continue to invest in new vertical capabilities, including unique data for modeling and targeting, new inventory partnerships, new measurement and attribution partnerships, all to improve the return on ad spend that we drive for our customers.

Also, I would like to note our expanding and flexible transaction methods. Some customers use AdTheorent as an end to end in-house digital partner, leveraging our various teams including strategy ad ops, campaign optimization, or yield, client success, data and analytics, data science, creative and more. We operate sophisticated campaigns and have many great client partnerships where we do many things to drive success for them.

We also recognize that some customers have some of these media execution resources in house. And in those cases, they may need more of a pure platform partner. Now through our Direct Access offering, we are able to transact with customers using that enterprise platform, giving clients a choice. We’re excited to begin scaling AdTheorent Direct Access for a net new base of customers, which we did not engage previously. We think this is a significant market opportunity and we are already making the tech, product and team investments needed to make our complex offerings available for Direct Access users.

Finally, I would like to note potential M&A and/or international expansion, both of which are new to AdTheorent, but could be meaningful opportunities for us as we go forward.

The bottom line is the future is very bright for AdTheorent, with lots of growth ahead. We’ve always been a scrappy and nimble team who takes pride in doing a lot with a little. We are homegrown, all of our product and tech developed in house since 2012. No M&A or business combinations to get here. We think we will be able to do more in our next chapter.

Also, we’ve been doing this for 10 years. We’re a new public company, but our growth rate is around 30% revenue and our adjusted EBITDA is around 30%, validating our existing business and market opportunity. We have a long established history of operating efficiently, delivering top line and margin growth, and strong cash flows. We have organically built a strong balance sheet which serves as a foundation to accelerate our investment and growth opportunities.

John Roy:

Great. So let’s try and take these in order, maybe unpack these a little more. Starting with AdTheorent’s -- let’s go with the organic growth opportunity first. That’s the programmatic marketplace, right? So why are you really poised to capitalize on this?

James Lawson:

Yeah, thanks. So digital media spending is poised for exceptional growth, driven by programmatic. According to the Winterberry Group, digital media spending in 2021 will reach $171 billion, which is a 14.4% compound annual growth rate, and programmatic digital media spending in 2021 will reach $90 billion. From 2020 to 2024, it will experience a 17.5% compound annual growth rate. There’s never been greater demand for what we’re doing as a business. Customers are increasingly looking for the measurable performance that AdTheorent drives, and industry tailwinds and customers favor our privacy forward approach to ad targeting. AdTheorent is poised to outpace this robust projected market growth and we expect adjusted a gross profit compound annual growth rate of 28% between 2020 to 2023.

Some of our biggest differentiators will really drive our growth. The first is machine learning at the impression level. Our machine learning power and predictive advertising drives superior performance for advertisers. Second, our privacy forward and data agnostic approach to ad targeting. There has never been more of an appetite in the advertiser community for a privacy friendly approach to ad targeting that works. We have shown that targeting based on user profiles is not necessary. This is heightened by some of the abuses we have seen reported about Facebook and others, and also due to increased regulation and industry changes, such as Google’s proposed phase out of the cookie from the Chrome browser, and Apple making the IDFA usable for advertisers only when users opt in.

Marketers are very interested in using machine learning and data science to target ads in a more privacy forward manner, especially within verticals where privacy is widely discussed.

John Roy:

So, this definitely looks like a pretty large opportunity to say the least, the programmatic. Can you tell us a little bit more about land and expand, particularly across the verticals?

James Lawson:

Sure thing. So we serve Fortune 500 customers across diverse and attractive industry verticals, including Healthcare and Pharmaceuticals; Banking, Financial Services and Insurance; Government, Education and Nonprofit; Retail, Dining and QSR; Travel and Hospitality, and more. As I mentioned, we view each vertical as a separate and exciting business opportunity. We view each vertical as a separate business opportunity. We’re investing in those opportunities. Our successful vertical growth strategy involves scaling verticalized solutions, such as Healthcare and Pharma, which we call AdTheorent RX and Banking, Financial Services and Insurance Solutions, capitalizing on these unique advantages related to AdTheorent privacy friendly data practices, and targeting, and modeling protocols which comply with industry regulations, and brand model governance.

Our dedicated vertical teams are also delivering more unique solutions to expand growing verticals, such as auto, entertainment, travel, CPG, and others. To put this in context, with a few examples, let’s start with Travel and CPG. In the third quarter, AdTheorent launched our enhanced Sales Lift 360 and Destination 360 solutions, expanding our capabilities in the Dining, Retail, and Travel verticals. These solutions allow our customers to quantify the impact of their digital media investment on in-store or online sales at a given merchant, or across merchants within a target destination. Sales Lift 360 measures incremental sales to a specific merchant, while Destination 360 measures the incremental sales or spend at a specific geographic location for a travel or tourism client; for example, customer spend in a specific city as part of a campaign for a city’s tourism or travel board.

Another example – Auto -- our first to market audience validation solution enables brands to understand the power of our predictive targeting ability to reach in-market auto shoppers. Brands leveraging this solution will gain a deeper understanding of the audiences reached by the campaign. As part of this we share with customers things like matched and total in-market impressions, matched and total in-market households, the buy rate of matched households, the number of likely purchases driven by the campaign. The audience index shows how the audiences reached rank against the market population. And this is just the beginning of our continued investment here in Auto.

Another example is Entertainment. We are excited about a growing suite of products featuring ACR and viewership data and measurement integrations. We can measure incremental tune in or viewership directly resulting from AdTheorent campaign exposure. And this is also just the beginning of what we believe is an enormous opportunity for differentiation based on our machine learning and predictive advertising foundation. Across all of these and other verticals, we deploy and use customized vertical solutions to address the needs of advertisers in specialized industries. These specialized solutions feature vertical specific capabilities related to things like targeting, measurement, and audience validation.

I think it helps sometimes to provide an example of how this all comes together. So we had a Fortune 500 global pharmaceutical brand that worked with us. Their KPI was new patient starts. We leveraged a two-pronged approach using predictive targeting and third-party pharmaceutical audience segments to develop custom machine learning models that identified anonymized condition suffers with the highest likelihood of completing various actions on the brand site. Our results outperformed our clients cost per action benchmarks by four times driving 5,000 incremental conversions, and exceeding the expectations of our customer, fueling revenue growth of nearly 2,000% over five years. And there are many examples like this.

The key is that we create custom solutions based on each vertical. So we’ll have an automotive solution that’s different from our pharma solution, that’s different from our travel and hospitality solution, different from our dining solution. These specialized solutions feature vertical specific capabilities related to things like targeting, measurement, and audience validation. We have different measurement capabilities and different data that we use for each of these verticals. We’ve really created a much more custom, vertical based, hands-on full service offering and this is a big differentiator for us.

A couple more examples across the verticals. Our pharmaceutical and health care offering harnesses the power of machine learning to drive superior performance on campaigns targeting both healthcare providers, and patients, leveraging HIPAA compliant methods and targeting practices that comply with the NAI code and other self regulatory standards. Our Banking, Financial Services and Insurance solutions drive real world performance KPIs that these banking and financial services and insurance customers care about within the context of regulatory requirements, and data use best practices intended to prevent things like discrimination in the promotion of federally regulated credit extension products. This discrimination can take the form of hyper-local targeting, which can be a proxy for targeting prohibited basis variables, which violates applicable federal regulations.

AdTheorent models are designed to exclude such prohibited basis variables, or proxies for them for all campaigns related to credit extension products or services. And this is just one example of how knowing verticals allows you to know your customer’s business, and allows you to be a more effective partner.

These are sensitivities and privacy safeguards that we’ve built into our machine learning models and targeting practices because we’ve leaned into the different verticals. We’ve learned their businesses. We understand what they’re trying to do. We understand what value they’re trying to create with their advertising dollars. And we invest in creating solutions to do that, and then prove that we did it. And there are many others, where we are fast at work.

We have created additional industry tailored offerings to address the unique challenges and opportunities in a growing range of verticals, including retail, auto, dining, entertainment, many others. And we look forward to continuing to do that because we think on top of the ML platform, investing in vertical specific solutions is one of the reasons why AdTheorent is very special.

John Roy:

Jim, you mentioned that AdTheorent has an opportunity with Direct Access through offerings at different support levels. Can you give me a little color on that?

James Lawson:

Sure thing. So we are still early days here, but it’s a tremendous opportunity for us. First, let me take a step back and explain what we mean by Direct Access. It’s exactly what it sounds like. AdTheorent Direct Access allows brands and agency partners to access and use our platform directly, instead of using it as part of our broader end to end service offering. AdTheorent Direct Access is valuable to certain customers who have full media capabilities already, but are looking for a valuable and powerful platform with which to execute media campaigns.

AdTheorent Direct Access puts the power in the hands of the brands, or the agencies which represent them to leverage our machine learning and ad targeting capabilities to run campaigns themselves. It’s similar to our core business, Managed Programmatic in that regardless of how clients choose to transact with us, and sometimes it’s a combination of both methods, we generate revenue by using our proprietary machine learning power technology platform to execute targeted digital advertising campaigns. It’s the same platform offering providing advanced predictive targeting solutions across different customer industry verticals, and consumer screens, desktop, mobile CTV, including customized targeting measurement and analytical services to address unique advertiser challenges.

So depending on a brand or agency’s desired level of support, essentially -- what services do they need to execute media campaigns at a very high level -- we have flexibility in how we work with them. I should note that we call it Direct Access and not self service for a reason. The AdTheorent team still provides a lot of support and value to customers who use the Direct Access model, including data science as a service support, which ensures that customers benefit from the powerful ML capabilities embedded in our platform.

Direct Access is new to the market. It’s not material yet, but we believe it’s a phenomenal opportunity. There’s demand for it. We know this. We get this information back from the field from our revenue teams that certain potential customers would prefer to access the platform themselves, instead of opting for a full end to end solution. This expands our total addressable market by making our platform and offerings available to customers, regardless of their preferred method for executing programmatic digital campaigns.

According to a survey of brand and agency executives conducted by Digiday, there is a close to even split in digital ad spend between managed programmatic and self service programmatic with 42% of advertisers surveyed allocating more than half of their budgets to managed programmatic and 41%, allocating more than half of their budget to self serve. In prior years, we were not in a position to pursue both opportunities. Now we are scaling Direct Access to be able to do that.

So in sum, we believe our Managed Programmatic and Direct Access offerings are complementary, empowering customers with the optimal offering, given their unique business goals, internal capabilities, and technical and other resources. The managed programmatic model is well suited for customers focusing on complex KPIs who desire additional support, and value-added benefits, including strategy, creative, campaign optimization and execution, more, while Direct Access addresses the needs of customers with media trading teams and trading expertise and resources.

John Roy:

Great. So, let’s talk a little bit about the inorganic opportunity, like international expansion, M&A, can you give us a little bit of color on that?

James Lawson:

Absolutely. Historically, AdTheorent has focused on advertising in the US and Canada. We believe, however, that the EU and APAC represent incremental net new opportunity for us, especially given our privacy forward approach to data targeting that solves a lot of problems for advertisers in the EU, subject to GDPR, the General Data Protection Regulation, which limits the use of personal data for advertising.

International opportunities are significant. According to the Winterberry Group $48 billion in programmatic spend will occur in Europe in 2024, more than 17% compounded annual growth rate from ‘20 to ‘24, and digital video will experience a compound annual growth rate north of 30% from ‘20 to ‘24. Again, we think it’s exciting to think about, especially the EU because of the GDPR restrictions, and the perspectives that they have about using personal data. At times, clients ask us to operate campaigns in the EU, even though it’s not a key focus for us at this time. We’ve run some campaigns upon requests, and when we do, we de identify personal data from our EU campaigns and operate there in a turnkey way, without using personal data.

We could rely on the IAB EU consent string and the bid request. But today, we have just decided to de-identify personal data from the bid requests related to the EU. Consent is controversial in the EU. There are lawsuits saying that even the consent framework is invalid and there’s some noise there that we’d like to settle out. And what we’ve said is in the EU, when we handle campaigns there, we will de-identify the personal data that comes into our system, so that there’s no chance that we could possibly violate GDPR. And when we run these campaigns, we run them very successfully based on statistics related to which impressions drive conversion activity.

But the punch-line is, the EU is a big net new opportunity for AdTheorent due to the fact that our ad targeting approach is not based on user IDs. AdTheorent predictive advertising is not personalized, profile based or one to one in nature.

John Roy:

Well, it does sound like a pretty big opportunity and pretty exciting. Maybe you could take a few minutes and talk to us about M&A and what’s going on there, what are you thinking what kind of opportunities are out there?

James Lawson:

Absolutely AdTheorent is an established company strong profitability and cash flow characteristics. So we’ve been able to reinvest behind growth, and we have not historically done acquisitions. Our platform products and capabilities are all homegrown since 2012. So M&A is new for us, it’s a new opportunity for us opened up in part because we will soon have a public currency. Going forward, if we find suitable and attractive acquisition candidates, whether that be for complementary businesses, products or technologies, we will have the ability to do that.

I do want to be clear that we have no present commitments or agreements and the guidance we’ve shared in our pipe deck and elsewhere, does not rely on any benefit from M&A, or international for that matter. International or M&A, they would be purely incremental to the guidance we have out there and the future for AdTheorent is really bright with or without that, but they could be really nice incremental opportunities for us.

John Roy:

Great. Well, I think we’re getting to the end of our time, I would encourage investors and listeners to go back and look at parts one and two of our discussion but Jim. Jim, thank you so much. You can reach all those reports and videos on our website and like all of our reports, they’re free to all. Thanks and everyone have a great week and enjoy your holidays. Thank you.

James Lawson:

Thank you, John.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually may be identified by through the use of words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology and in this communication include, but are not limited to, future opportunities for AdTheorent and MCAP, AdTheorent’s financial guidance for the full year 2021 and, the proposed business combination between MCAP and AdTheorent, including the expected listing on Nasdaq. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about MCAP and AdTheorent or the date of such information in the case of information from persons other than MCAP or AdTheorent, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding AdTheorent’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed transaction, MCAP filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AdTheorent, MCAP and the proposed business combination. MCAP is mailing the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.